

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2017

Amy Hastings
Vice President
RhythmOne plc
251 Kearny Street, 2nd Floor
San Francisco, CA 94108

      Re: RhythmOne plc
            Amendment No. 1 to
            Draft Registration Statement on Form F-4
            Submitted December 18, 2017
            CIK No. 0001713721

Dear Ms. Hastings:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Form F-4, filed December 18, 2017

Questions and Answers About the Offer
What are the material United States federal income tax consequences of the Transactions to YuMe stockholders?, page 12

1.   Please revise your tax consequences disclosure to prominently state that "[a]pplication of Section 368(a)," the qualification of the Offer and the Mergers as a reorganization is uncertain. Thus, no representation is made as to whether the Offer and the Mergers will qualify as a reorganization for U.S. federal income tax purposes, nor will YuMe or

RhythmOne seek or obtain either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the Transactions." We note your disclosure on page 222.

2.   Revise your tax consequences disclosure to eliminate the perception that this will be a tax free reorganization to YuMe stockholders, i.e., we note your leading sentences discuss the tax treatment in these terms using such language as "provided that" the transaction is treated as such reorganization. Expand your disclosure to include the information from your response that "the Second Merger, is a private transaction involving only RhythmOne and its affiliates and the tax-free consequences would apply only to these parties and not to YuMe stockholders."

Management's Discussion and Analysis of RhythmOne
Six Months Ended September 30, 2017 Compared with Six Months Ended September 30, 2016
Revenue, page 169

3.   We note the revenue growth in your programmatic platform as you benefited from the acquisitions of Perk and RadiumOne. We also note that programmatic revenues now account for 88% of total revenues. Please clarify and disclose what percentage of the growth in your programmatic revenues was attributable to acquisitions versus organic growth.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Division of Corporation Finance
Office of Telecommunications